UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 31, 2005

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of a press release the registrant issued in the Netherlands on March 31, 2005 pursuant to applicable Dutch legal requirements.

Press release

Date
March 31, 2005
KPN enters into forward purchase transactions with respect to own shares and continues its share repurchase programme during closed period	Number 16pe

NOT FOR DISTRIBUTION IN THE UNITED STATES, JAPAN, AUSTRALIA AND CANADA

KPN continues its share repurchase programme during its closed period following a two-way approach. KPN has executed a number of forward purchase transactions, pursuant to which, subject to certain conditions, a number of ordinary shares within a pre-agreed range will be delivered to KPN during the closed period which commences April 1, 2005 and which ends on May 10, 2005.  KPN will also continue its share repurchase programme during its closed period in the open market through an intermediary.  Pursuant to the forward purchase transactions and the repurchase programme during the closed period, KPN will in the aggregate repurchase up to 50 million shares.

Forward purchase transactions

KPN has entered into a series of forward purchase transactions with a broker acting as principal.  Pursuant to these forward purchase transactions, KPN must take delivery of shares during its closed period. The exact number of shares that will be delivered is left to the discretion of the broker, provided it must fall within a pre-agreed range, subject to certain conditions. The price to be paid by KPN will be equal to the price on Euronext Amsterdam at the moment the broker offers the shares to KPN plus a premium to take into account the administrative and financing costs incurred by the principal to claim Dutch dividend tax withheld by KPN.

Closed period open market repurchases

KPN has also instructed an intermediary to purchase KPN shares in the open market on KPN’s behalf during the closed period with the objective to reduce the capital of the company. Any repurchases will be effected within certain pre-set parameters, and in accordance with both KPN’s general authority to repurchase shares as determined by its general meeting of shareholders and the EU Market Abuse regulation as regards an exemption for buy-back programmes which requires that the maximum price paid be limited to no more than the higher of the price of the last independent trade and the highest current independent bid on Euronext Amsterdam.

Background

Since the announcement on 1 March 2005, with respect to the creation of a second trading line (Securities number: 00909, ISIN number NL0000009090), and on 23 March 2005, with respect to the recommencement of repurchases in the open market  (Securities number: 00908, ISIN NL0000009082) in addition to the second trading line, KPN has repurchased EUR 149 million in shares via the second trading line and EUR 56 million in shares in the open market out of a total repurchase objective of EUR 985 million. The combined total number of shares repurchased since 1 March 2005 amounts to 29.3 million.

Selling restrictions - general

The repurchase programme does not constitute an offer to purchase or a solicitation of an offer to purchase any securities, or an invitation by or on behalf of KPN to purchase any such securities in circumstances or in any jurisdiction in which such an offer or solicitation is unlawful.

The repurchase programme is not intended to constitute a tender offer by or on behalf of KPN for its own ordinary shares. KPN has taken no steps to allow for a tender offer for its own ordinary shares in any jurisdiction. Persons contemplating selling their shares on the second trading line should consult their legal and tax advisers to verify whether they are legally permitted to do so and to carefully investigate the tax consequences of such a sale.

This press release may not be distributed in any jurisdiction except in accordance with the legal requirements applicable in such a jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: March 31, 2005	By:	/s/ MICHIEL ROOVERS
Michiel Roovers
Legal Counsel